UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON OCTOBER 28TH, 2014

DATE, TIME AND PLACE:

October 28TH, 2014, at 09:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Members of the Board of Directors: Mr. Conrado Engel and Mr. José de Paiva Ferreira; and the Independent Directors: Mr. Álvaro Antônio Cardoso de Souza, Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli. Also attended the Meeting, as guests, the Vice Chief Executive Officers Mr. Carlos Alberto López Galán and Mr. Angel Santodomingo Martell.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mrs. Ana Maria Imbiriba Corrêa, Executive Superintendent, to act as Secretary.

AGENDA:

(a) To know the financial statements and results of the Company dated September, 2014; and (b) To appoint Mr. José de Paiva Ferreira to be part of the Company’s Committee of Risk, as a member, according to the recommendation made by the Nomination and Remuneration Committee.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matters, and pursuant to the documents presented to Directors, which will be filled at the Company´s headquarter, the Company´s Board of Directors, by majority of votes and without restrictions:

1/2

[Free English Translation]

(a) Knew the financial statement and results of the Company dated as of September, 2014.

It is recorded that the Company’s Vice Chief Executive Officer, Mr. Carlos Alberto López Galán, attended the meeting to provide clarification on item (a) of the Agenda.

(b) Approved, in accordance to the sixth paragraph of Article 14 of the Company’s Bylaws and upon the favorable recommendation of the Nomination and Remuneration Committee, the appointment, as member of the Company’s Committee of Risk, of Mr. José de Paiva Ferreira, Portuguese, married, businessman, bearer of identity card RNE No. W274948-B and registered with Individual Taxpayers’ Roll under CPF/MF No. 007.805.468-06, domiciled at São Paulo, State of São Paulo, with office at Avenida Juscelino Kubitschek, No. 2235 – Vila Olímpia, in the city of São Paulo, State of São Paulo.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors members and the Secretary. São Paulo, October 28th, 2014. Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Members of the Board of Directors: Mr. Conrado Engel and Mr. José de Paiva Ferreira; and the Independent Directors: Mr. Álvaro Antônio Cardoso de Souza, Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli. Ana Maria Imbiriba Corrêa – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Ana Maria Imbiriba Corrêa

Secretary

2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 28, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer